January 30, 2013

Celeste M. Murphy

Legal Branch Chief

202-551-3257

Re: Online Secretary, Inc.

Registration Statement on Form S-1

Filed December 17, 2012

File No. 333-185509

On regards to the comment letter dated January 11, 2013; please find below the answers for the comments.

Prospectus Summary, page 5

1. Please remove the disclosure on page 11 that begins with “We could also be entitled…” and the disclosures in paragraphs (a) and (b).

We have deleted the disclosure on page 11 that begins with “We could also be entitled…” and the disclosures in paragraphs (a) and (b), as per your request.

Risk Factors, page 13

2. Please add a risk factor that addresses the risks your investors may face if they intend on taking legal action against the CEO who is based in India. For instance, discuss whether (a) an investor can affect service of process on the CEO in the U.S., (b) an investor can enforce U.S. judgments under the federal securities laws against the CEO, and (c) Indian courts would recognize or enforce U.S. judgments.

We have added the following as the 3rd risk factor on page 16:

“SINCE OUR SOLE OFFICER AND DIRECTOR RESIDES IN THE CITY OF GURGAON, STATE OF HARYANA, INDIA, SHAREHOLDERS MAY HAVE DIFFICULTIES ENFORCING THEIR LEGAL RIGHTS UNDER UNITED STATES SECURITIES LAWS.

Even though we are a Nevada corporation, our President resides is in the city of Gurgaon, State of Haryana, India. His ability to travel to the United States depends on certain factors, such as: availability of time, resources, a valid passport and visa. Although it may be difficult to obtain in personam jurisdiction, our sole officer and director is still subject to his obligations as an officer and director of a Nevada corporation and the federal securities laws applicable to officers and directors of US entities.

However, there will be no assurance that the President would be able to attend any event in person for a timely matter or at all. Therefore, an investor could not be able to affect service of process on the CEO in the

U.S., or judgments under the federal securities laws against the CEO. Further, Indian courts would not recognize or enforce U.S. judgments.”

3. Please add a risk factor that addresses the risks of being a shell company. In this regard, discuss the limited ability of your future investors to resell their shares through registering their transactions under the Securities Act, meeting the conditions of section 4(1) of the Securities Act, or meeting the conditions of Rule 144(i). Please also add this disclosure the Prospectus Summary section.

We have added the following paragraph as the 10th paragraph on page 9:

“There will be illiquidity of any future trading market until the company is no longer considered a shell company. Future investors will have limited ability to resell their shares through registering their transactions under the Securities Act, due to the fact that they would have to meet the conditions of section 4(1) of the Securities Act and restrictions imposed upon the transferability of unregistered shares outlined in Rule 144(i).”

We have also added this as the last risk factor on page15:

“BECAUSE OUR COMPANY IS A SHELL COMPANY THERE ARE RESTRICTIONS IMPOSED UPON THE TRANSFERABILITY OF UNREGISTERED SHARES

OLS is a shell company as defined in Rule 405, because it is a company with nominal operations and it has assets consisting solely of cash and cash equivalents. Accordingly, there will be illiquidity of any future trading market until the company is no longer considered a shell company. Future investors will have limited ability to resell their shares through registering their transactions under the Securities Act, due to the fact that they would have to meet the conditions of section 4(1) of the Securities Act and restrictions imposed upon the transferability of unregistered shares outlined in Rule 144(i).”

The company’s sole officer and director is currently a non-resident of the United States, page 16

4. Please disclose where exactly in India your CEO is living.

We have amended the above mentioned Risk Factor on page 16 to disclose that our CEO lives in the city of Gurgaon, State of Haryana, India.

Plan of Distribution, page 22

5. Please explain how your CEO will offer shares of the company from India.

We have revised the last paragraph on page 22 to include the last phrase: “Our president will personally contact prospected buyers via phone, fax and/or email.”

Capital Resources and Liquidity, page 43

6. We note your statement that if the company cannot maintain its reporting status then it will have to cease all efforts directed towards the company. Please explain the basis for this statement.

We have reworded the end of the 7th paragraph on page 43: “…Management believes if the Company cannot raise enough funds to maintain its reporting status with the SEC and to implement its Plan of Operations; it will have to cease all efforts directed towards the Company. As such, any investment previously made would be lost in its entirety.”

Directors and Executive Officers, page 44

7. Please provide more exact details on Mr. Joshi’s principal occupation and employment during the past five years. Disclose his exact position, office, or duties and where he held his position or office or performed his duties.

We have revised the 2 last paragraphs on page 44 and the first paragraph on page 45 in response to the comments 7 and 8:

“Vijay Joshi is a Chartered Accountant (Fellow Member of institute of Chartered Accountants of India-1983; Bachelors of Science Degree-University of Delhi, India-1979) and seasoned business leader with successful relationship builder over 25 years of global experience in India, Canada and in Gulf.

Mr. Vijay Joshi has been consulting companies in Corporate Finance, Risk Management, Strategic Planning, IPO advising and Financial Structuring, having more than six years direct experience in Audit and Risk Management with professional organization like AF Ferguson and Xerox India, trained in Xerox UK in the SPAD for ensuring compliance and assessment of business risk.

Mr. Vijay Joshi has worked for Onicra Credit Rating Company of India from 2010 to March 2012 as Associate Director Finance. He acted as Chief Executive Officer for Gulf Markets International W.L.L- Bahrain Flagship Company of Alfanar Investment Group from 2008 to 2010 and he also worked for SANYO INDIA PRIVATE LIMITED, Bangalore India (100% subsidiary of Sanyo Electric Co. Ltd. Japan) from 2007 to 2008 as Senior Vice President.”

8. Further, the disclosure in the second through seventh paragraphs on page 45 appears to be bullet points from a resume. Please revise and reconstruct this disclosure using paragraphs.

See response to comment 7 above.

Executive Compensation, page 45

9. Please disclose that, because the sole officer is also the sole director, he may set his own compensation.

We have amended the 3rd paragraph on page 45:

“OLS has made no provisions for paying cash or non-cash compensation to its sole officer and director. No salaries are being paid at the present time, and none will be paid unless and until our operations generate sufficient cash flows. Because the sole officer is also the sole director, he may set his own compensation.”

Sincerely,

/s/ Vijay Joshi

Vijay Joshi

President and Director

Principal Executive Officer

Principal Financial Officer

Principal Accounting Officer